

June 21, 2021

Jeffrey DeNunzio
Chief Executive Officer
Fast Track Solutions, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

       Re: Fast Track Solutions, Inc.
           Amendment No. 5 to Form 10-12G
           Filed June 9, 2021
           File No. 000-56262

Dear Mr. DeNunzio:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

<u>Form 10</u>

<u>General</u>

1.   We note your response to prior comment 1. However, it appears that the conversion of the Sauer Energy, Inc. shares into Fast Track Solutions, Inc. shares was a sale under Section 2(a)(3) of the Securities Act because the overall transaction resulted in a fundamental change to the nature of the shareholders' investment. Therefore, please disclose in the filing the risk that the company may have been required to register the transaction under Section 5 of the Securities Act and that shareholders may have a right of recission under Section 12(a)(1) of the Securities Act.

Jeffrey DeNunzio
Fast Track Solutions, Inc.
June 21, 2021
Page 2

   You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction